EXHIBIT 5

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 5/8/26 to 6/2/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
5/21/2026	Sell	26,589	8.31
5/26/2026	Sell	26,367	8.50
5/28/2026	Sell	29,438	8.52
6/2/2026	Sell	99,496	8.65